Contact

www.linkedin.com/in/rodpyleleadership (LinkedIn)
www.rodpylebooks.com (Personal)
www.rodpyleauthors.com (Company)

Top Skills

Automotive

General Science

Public Speaking

Honors-Awards

"Curiosity" Wins Kudos from The Guardian

"JPL 2016-2017 Technical Highlights" wins MARCOM Platinum Award

Publications

"Destination Moon"

"In Their Own Words: The Space Race"

"Mars: Making Contact"

"Missions to the Moon"

"Innovation the NASA Way"

Rod Pyle

Author, Editor-in-Chief, Radio Personality, Keynote Speaker for IBM, Smithsonian, NASA, BAE Defense, and others

Alhambra, California, United States

Summary

Author, editor, and frequent keynote speaker on space subjects. I have authored 18 books on space exploration and development, written extensively for NASA/JPL, Caltech, and many other publications. I'm Editor-in-Chief for "Ad Astra" magazine, the quarterly print publication of the National Space Society. Other periodical clients include Space.com, Sky at Night, PopSci, Futurity, Huffington Post, and various journals and blogs.

Recent speaking engagements include the IBM Watson IoT conference, the Smithsonian Institution, BAE Systems, Northrop Grumman, the Thunderbird School of Global Management, the Young President's Organization, the Consumer Electronics Show, IEEE's national conference, AIAA events, and many more. Regularly scheduled radio appearances include WGN/Chicago, KFI/Los Angeles, the Canadian Broadcasting Corp., Coast-to-Coast AM, and many dozens of other media outlets. Please inquire for more information on speaking and media appearances.

My nonfiction books focus on innovation, technology, science, and the history and future of spaceflight. My 2019 book "Space 2.0" has become widely adopted as a "must-read" inside NASA, aerospace education departments, the U.S. Air Force, and by aerospace companies seeking competitive insights about the new space age.

New book titles for 2018-2019 include:
"Interplanetary Robots" (Prometheus Books, 2018)
"Heroes of the Space Age" (Prometheus Books, 2019)
"First on the Moon" (Sterling Books, 2019)
"Space 2.0" (BenBella Books, 2019)
"Mars: Making Contact" (Carlton Books, Sept. 8 2016).
"Blueprint for a Battlestar" (Sterling Publishing, Oct. 11 2016)
"Amazing Stories of the Space Age" (Prometheus Books, Jan. 2017)

"Space 2.0" has become the standard overview of the new space age and its entrepreneurial/ international nature, and has been lauded by thought leaders from NASA, academia, aerospace, and others within the spaceflight community. The book garnered rave reviews in Forbes, Space.com and the Space Review, and has been featured on PBS and many other venues. It has been published in English and Mandarin.

"Innovation the NASA Way" has received powerful reviews and generated numerous appearances, and has been featured on PBS, the Wall Street Journal, and numerous other high-profile venues. It is currently published in English, Japanese, and Mandarin editions.

Consulting with The Conference Board in New York, I co-designed and wrote the Apollo Leadership Development Experience with NASA's Johnson Space Center.

I hold a BA from the Art Center College of Design and an MA from Stanford University.

Experience

National Space Society
Book Author, Editor-In-Chief Ad Astra magazine
January 2017 - Present (6 years 9 months)
Kennedy Space Center, Florida, United States

Since taking over as Editor-in-Chief of Ad Astra in 2017, I have overseen, with my very small team, a 4x growth in readership, expanded page count, greatly enhanced editorial content, professionalized editorial and illustrated content generation and acquisition, expanded per-issue page counts, added a 100-page annual special edition, promoted a profound improvement of our digital edition, and added an audio edition. My managing partner and I have made the magazine available to the general public via print and digital subscription for the first time. In 2021 we made Ad Astra available in retail channels across the U.S. and Canada, in particular Barnes & Noble and Books-A-Million, in addition to hundreds of independent booksellers. This has resulted in a doubling of readership and corresponding increases in advertising revenue.

TWiT.tv
On Air Host

February 2022 - Present (1 year 8 months)
California, United States

Host of "This Week in Space" podcast for TWiT.tv, a weekly show that presents thought leaders from across newspace and space tech/science to a wide audience.

NASA Jet Propulsion Laboratory
Writer, NASA/JPL
July 2016 - Present (7 years 3 months)
Pasadena, California, United States

Contract writer for NASA/JPL publications, including the annual "Technology Highlights" book for NASA HQ and the public. My specialty is writing about complex technical subjects for the lay reader.

Rod Pyle Books
Author/Writer
2005 - Present (18 years)
Southern California

I've written 17 books on space technology and history, as well as hundreds of articles and briefs for major periodicals. For more information see www.pylebooks.com

iHeartMedia
13 years 9 months

Radio Personality
January 2010 - Present (13 years 9 months)
United States

Since 2010 I have been a featured guest and regularly scheduled commentator for radio stations across the US, Canada, and Europe on space-related topics. Regular appearances include: Weekly on "The Tech Guy" (Premiere Radio Networks, national); monthly on WGN/Chicago (50k watts); and quarterly with numerous other stations and syndicates. Recent appearances for new coverage with 1010 WINS in NYC (50k watts). Occasional television appearances on PBS and others.

Writer, producer and host "Cool Space News" podcast
May 2017 - July 2021 (4 years 3 months)
Burbank, California, United States

The "Cool Space News" podcast was spun-off from the bi-weekly drive-time radio segments I have done for KFI/Los Angeles, iHeart's premiere 50,000-

watt talk station in LA. Cool Space News is a humorous and topical look at recent and topical space and tech news.

Stanford Ideas & Connections Network
Member
January 2016 - Present (7 years 9 months)

Rod Pyle Consultants
Innovation and Aerospace Science/Technology Speaker
2009 - Present (14 years)
Los Angeles, CA

Create and facilitate professional development programs focused on leadership and leading innovation. Programs are intended for senior executives and management. Create complimentary reading materials and video media for programs. Customize content to clients by arrangement.

RECENT EVENTS:
KEYNOTES: Keynote speaker at CiWeek 9 in Des Moines, IA in 2018. Keynote speaker at "Solver's Symposium" for Nalco-Champion, Houston, TX. INTERVIEWS: Featured regular guest on KFI/AM Los Angeles, WGN/AM Chicago, WCHS/AM WV/MD/DC and others. Recent appearances on PBS's "Between the Lines," WNPR, Wharton School Business Radio, BBC, CBC and others.

The Conference Board
Leadership Development Consultant
March 2009 - August 2011 (2 years 6 months)
Houston, TX

Created an experiential learning program based on the leadership and management of the Apollo program for The Conference Board. Wrote pre-read material as well as course materials. Co-facilitated numerous sessions for C-suite executives from Fortune 500 companies as well as senior learning and development professionals. Also wrote and created custom video media for these sessions, as well as negotiating use of such commercial media properties as "From the Earth to the Moon" (HBO) and "Apollo 13" (Paramount). Scouted historical NASA locations and developed scheduling for the program at Johnson Space Center.

University of La Verne
Visiting Professor
January 1995 - July 2006 (11 years 7 months)

La Verne, C

Taught courses in mass communication, communication theory, media ethics and production.

ReliefSpark
Co-founder, Expedition Leader
2005 - 2005 (less than a year)
Van Nuys, CA/ Baton Rouge, LA

Co-founded relief effort for Hurricane Katrina victims. Collected and organized over 22 tons of supplies, then led convoys for delivery to impacted areas in Louisiana. Also coordinated with American Red Cross to deliver their supplies from Houston to Baton Rouge. Organization later relocated to New Orleans.

The History Channel
Producer/Writer
1993 - 2005 (12 years)
Los Angeles

Wrote/produced/directed numerous shows for The History Channel.

CInema Pacific Productions
Visual Effects Producer
February 2000 - September 2003 (3 years 8 months)
Pasadena, California, United States

Visual effects company owner with visual effects supervisor Gary Hutzel for pre-viz work on the "Battlestar Galactica" reboot. Oversaw pre-viz on the show until VFX operations were relocated to Canada.

Castnet
President
1997 - 1998 (1 year)

President of new-media startup. Took company public in 1998.

Paramount Pictures
Visual Effects Consultant
March 1990 - September 1994 (4 years 7 months)
Los Angeles, California, United States

Worked as visual effects coordinator of "Star Trek: Deep Space Nine" under Glenn Neufeld and Gary Hutzel. Also visual effects supervisor for "The Osiris Chronicles," a TV pilot directed by Joe Dante.

Education

Stanford University

MA, Communication Research · (1993 - 1995)

ArtCenter College of Design

BFA, Film · (1978 - 1981)

UCLA

n/a, Astronomy · (1976 - 1978)